Exhibit 12.2
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2016

	Year ended December 31,
		2012		2013		2014		2015		2016
	-------------------Millions of Dollars-------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$1,214		$1,224		$1,305		$1,311		$1,363
Distributed income of equity investees		7		4		2		—		12
Interest expense, net of amounts capitalized		287		259		255		274		302
Interest component of rental expense		19		17		18		19		20
AFUDC - Debt funds		7		11		18		22		11
Earnings as defined		$1,534		$1,515		$1,598		$1,626		$1,708

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$267		$240		$241		$264		$278
Interest on affiliated loans		7		7		7		7		8
Interest on interim obligations		—		—		—		—		—
Amortization of debt discount, premium and expense, net		10		13		14		14		16
Other interest charges		9		10		11		11		10
Interest component of rental expense		19		17		18		19		20
Fixed charges as defined		312		287		291		315		332
Tax deductible preferred dividends		1		1		1		1		1
		313		288		292		316		333
Non-tax deductible preferred and preference dividends		38		38		38		24		16
Ratio of net income before taxes to net income	x	1.642	x	1.635	x	1.639	x	1.625	x	1.633
Preferred and preference dividend requirements before income taxes		62		62		62		39		26
Fixed charges plus preferred and preference dividend requirements		$375		$350		$354		$355		$359
RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS		4.07		4.31		4.50		4.57		4.74